Registration No. 333-223981
                                                          1940 Act No. 811-05903

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Amendment No. 1 to Form S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                    FT 7356

B.    Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on April 24, 2018 at 2:00 p.m. pursuant to Rule 487.

                        ________________________________

                   Corporate High Income Portfolio, Series 26

                                    FT 7356

FT 7356 is a series of a unit investment trust, the FT Series. FT 7356 consists of a single portfolio known as Corporate High Income Portfolio, Series 26 (the "Trust"). The Trust invests in a portfolio of interest-bearing corporate debt obligations ("Securities"). Certain of the Securities are considered to be high-yield securities. See "Risk Factors" for a discussion of the risks of investing in high-yield securities or "junk" bonds. The Trust seeks to distribute high current monthly income and to preserve capital.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                  800-621-1675


                 The date of this prospectus is April 24, 2018

                               Table of Contents

Summary of Essential Information                                    3
Fee Table                                                           4
Report of Independent Registered Public Accounting Firm             5
Statement of Net Assets                                             6
Schedule of Investments                                             7
The FT Series                                                      11
Portfolio                                                          12
Estimated Returns                                                  12
Weighted Average Modified Duration of the Securities               12
Risk Factors                                                       13
Portfolio Securities Descriptions                                  16
Public Offering                                                    18
Distribution of Units                                              19
Underwriting Concessions                                           21
Underwriting                                                       21
The Sponsor's Profits                                              21
The Secondary Market                                               21
How We Purchase Units                                              21
Expenses and Charges                                               22
Tax Status                                                         22
Retirement Plans                                                   24
Rights of Unit Holders                                             24
Income and Capital Distributions                                   24
Redeeming Your Units                                               25
Removing Securities from the Trust                                 26
Amending or Terminating the Indenture                              27
Information on the Sponsor, Trustee and Evaluator                  27
Other Information                                                  28
Credit Rating Definitions                                          28

                  Summary of Essential Information (Unaudited)

                   Corporate High Income Portfolio, Series 26
                                    FT 7356


    At the Opening of Business on the Initial Date of Deposit-April 24, 2018


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units                                                                                       5,280
Fractional Undivided Interest in the Trust per Unit                                                         1/5,280
Principal Amount (Par Value) of Securities per Unit (1)                                                  $ 1,000.00
Public Offering Price:
Public Offering Price per Unit (2)                                                                       $ 1,030.46
    Less Maximum Sales Charge per Unit (3)                                                                   (25.57)
                                                                                                         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                             1,004.89
    Less Organization Costs per Unit (5)                                                                      (8.00)
                                                                                                         __________
Net Asset Value per Unit (based on aggregate offer prices of Securities) (5)                             $   996.89
                                                                                                         ==========
Sponsor's Initial Repurchase Price per Unit (5)                                                          $ 1,004.89
Redemption Price per Unit (based on aggregate bid prices of Securities) (5)                              $   993.44
Weighted Average Maturity of the Securities                                                              6.66 years
Weighted Average Modified Duration of the Securities                                                     5.50 years
First Settlement Date                                                                                April 26, 2018
Termination Date (6)                                                                               January 30, 2026
Ticker Symbol                                                                                                FNORDX

Distributions (7)
     Estimated Net Annual Interest Income per Unit                                                       $   42.44
     Initial Distribution per Unit                                                                       $    1.65
     Estimated Regular Distributions per Unit                                                            $    3.54
Estimated Current Return (8)                                                                                  4.12%
Estimated Long-Term Return (8)                                                                                3.73%
Cash CUSIP Number                                                                                        30308B 820
Fee Account CUSIP Number                                                                                 30308B 838
Pricing Line Product Code                                                                                    117505

____________

(1) Because certain of the Securities may, in certain circumstances, be sold, redeemed or mature in accordance with their terms, the Unit value at the Termination Date may not equal the Principal Amount (Par Value) of Securities per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accrued interest on the Securities. After this date, a pro rata share of any accrued interest on the Securities will be included.

(3) You will pay a maximum sales charge of 2.50% of the Public Offering Price per Unit (equivalent to 2.564% of the net amount invested).
Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(4) Each Security is valued at its aggregate offering price. The initial evaluation for purposes of determining the purchase, sale or redemption price of Units on the Initial Date of Deposit will occur at the latter of 4:00 p.m. Eastern time or the effectiveness of the Trust. Thereafter, evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The Net Asset Value per Unit figure reflects the deduction of estimated organization costs, which will be deducted from the assets of the Trust at the end of the initial offering period. The Sponsor's Initial Repurchase Price per Unit does not reflect the deduction of estimated organization costs until the end of the initial offering period as set forth under "Fee Table." The Redemption Price per Unit reflects the deduction of such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions will be paid on the twenty-fifth day of each month ("Distribution Date") to Unit holders of record on the tenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular Distributions per Unit was calculated on the basis of the Estimated Annual Interest Income per Unit less the estimated annual expenses and divided by twelve. Each Unit holder will receive the Initial Distribution per Unit on May 25, 2018. Estimated Regular Distributions per Unit will occur monthly, beginning June 25, 2018. The actual distribution you receive will vary from that set forth above with changes in the Trust's fees and expenses and with the sale, maturity or redemption of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Principal Account will be made monthly if the amount available for distribution equals at least $1.00 per Unit. See "Income and Capital Distributions."

(8) Estimated Current Return is calculated by dividing Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Securities, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions with respect to when the Securities pay interest and when distributions are paid by the Trust.


                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 8 years, and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                   Amount
                                                                                                                   per Unit
                                                                                                                   ________
Unit Holder Sales Fees
 (as a percentage of public offering price)
   Maximum sales charge imposed on purchase                                                         2.50%(a)       $25.57
                                                                                                    =====          ======

Organization Costs
 (as a percentage of public offering price)
   Estimated organization costs                                                                     .776%(b)       $8.00
                                                                                                    =====          =====

Estimated Annual Trust Operating Expenses(c)
 (as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                           .079%(d)       $0.81
   Trustee's fee and other operating expenses                                                       .202%          $2.08
                                                                                                    _____          _____
         Total                                                                                      .281%          $2.89
                                                                                                    =====          =====

                                  Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

             1 Year       3 Years     5 Years    8 Years
             ______       _______     _______    _______
             $356         $414        $478       $586

The example will not differ if you hold rather than sell your Units at the end of each period.

________________

(a) The maximum sales charge consists entirely of an initial sales charge, deducted at the time of purchase. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(b) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(c) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d) Other operating expenses do not include brokerage costs and other portfolio transaction fees. A portion of the Trustee's fee represents the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions, to provide funds for payment of redemptions, or otherwise as required for the administration of the Trust. The Trustee can adjust the amount of its fee in response to, among other things, changes in short-term interest rates and changes in the average cash balances on hand in the Trust Accounts. In certain circumstances, the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                             Report of Independent
                       Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 7356

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 7356, comprising Corporate High Income Portfolio, Series 26 (the "Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on April 24, 2018 (Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on April 24, 2018 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on April 24, 2018, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 24, 2018

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

                   Corporate High Income Portfolio, Series 26
                                    FT 7356


                       At the Opening of Business on the
                     Initial Date of Deposit-April 24, 2018



                                   NET ASSETS
Investments in Securities represented by purchase contracts (1)(2)                                       $5,263,599
Accrued interest on underlying Securities (2)(3)                                                             49,682
Cash (2)                                                                                                     42,240
                                                                                                         __________
                                                                                                          5,355,521
Less liability for reimbursement to Sponsor for organization costs (4)                                      (42,240)
Less distributions payable (3)                                                                              (49,682)
                                                                                                         __________
Net assets                                                                                               $5,263,599
                                                                                                         ==========
Outstanding Units                                                                                             5,280
Net asset value per Unit (5)                                                                             $   996.89
                             ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                    $5,440,849
Less maximum sales charge (6)                                                                              (135,010)
Less estimated reimbursement to Sponsor for organization costs (4)                                          (42,240)
                                                                                                         __________
Net assets                                                                                               $5,263,599
                                                                                                         ==========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a portfolio of interest-bearing corporate debt obligations. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Termination Date of January 30, 2026.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which $7,500,000 is allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities subject to purchase contracts ($5,319,961) (which includes accrued interest to the Initial Date of Deposit ($49,682)), cash ($42,240) and accrued interest from the Initial Date of Deposit to the later of the First Settlement Date of the Trust or the expected dates of delivery of the Securities ($1,330). The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date, which will be distributed to the Sponsor as Unit holder of record.

(3) The purchased interest on the underlying Securities accrued to the Initial Date of Deposit will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $8.00 per Unit. A payment will be made as of the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs, which will only be assessed to Units outstanding at the end of the initial offering period.

(6) The aggregate cost to investors in the Trust, excluding the amount held in cash deposited to pay the Trust's organization costs, includes a maximum sales charge computed at the rate of 2.50% of the Public Offering Price per Unit (equivalent to 2.564% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering."


                            Schedule of Investments

                   Corporate High Income Portfolio, Series 26
                                    FT 7356


                       At the Opening of Business on the
                     Initial Date of Deposit-April 24, 2018



                                                                                                  Percentage
                                                                                                  of             Cost of
                                                                                  Rating          Aggregate      Securities
Aggregate      Issue Represented by Sponsor's                                     (Unaudited)     Offering       to the
Principal      Contracts to Purchase Securities (1)(5)                            S&P (3)         Price          Trust (2) (4)
__________     _______________________________________                            ___________     __________     _____________

               CORPORATE BONDS (100.00%):

               CONSUMER DISCRETIONARY (23.39%):
$  225,000     AutoNation, Inc., Senior Notes, 4.50%, Due 10/01/2025 (5) (6)        BBB-             4.29%         $  225,758

   115,000     Block Financial LLC, Notes, 5.25%, Due 10/01/2025 (5) (6) (8)        BBB              2.25%            118,449

   225,000     Charter Communications Operating, LLC, Senior Secured Notes,
                 4.908%, Due 07/23/2025 (5) (6)                                     BBB-             4.36%            229,399

   215,000     General Motors Financial Company, Inc., Senior Notes, 4.30%,
                 Due 07/13/2025 (5) (6)                                             BBB              4.04%            212,547

   225,000     Macy's Retail Holdings, Inc., Senior Notes, 4.375%,
                 Due 09/01/2023 (5) (6)                                             BBB-             4.25%            223,864

   225,000     Tapestry Inc., Senior Notes, 4.25%, Due 04/01/2025 (5) (6)           BBB-             4.20%            221,173

               ENERGY (13.09%):
   225,000     Ecopetrol S.A., Notes, 5.875%, Due 09/18/2023 (5) +                  BBB-             4.62%            243,225

   225,000     Plains All American Pipeline, L.P., Senior Notes, 4.65%,
                 Due 10/15/2025 (5) (6)                                             BBB-             4.30%            226,240

   225,000     Williams Partners L.P., Senior Notes, 4.00%,
                 Due 09/15/2025 (5) (6)                                             BBB              4.17%            219,485

               FINANCIALS (17.02%):
   225,000     Citigroup Inc., Subordinated Notes, 4.40%, Due 06/10/2025            BBB              4.28%            225,092

   225,000     Deutsche Bank AG, Fixed Rate Notes, 3.70%,
                 Due 05/30/2024 +                                                   BBB-             4.08%            214,879

   225,000     Leucadia National Corporation, Senior Notes, 5.50%,
                 Due 10/18/2023 (5) (6)                                             BBB-             4.45%            234,162

   225,000     Synchrony Financial, Senior Notes, 4.50%,
                 Due 07/23/2025 (5) (6)                                             BBB-             4.21%            221,675

               HEALTH CARE (4.36%):
   225,000     HCA Inc., Senior Secured Notes, 5.00%, Due 03/15/2024 (5)            BBB-             4.36%            229,219


                       Schedule of Investments (cont'd.)

                   Corporate High Income Portfolio, Series 26
                                    FT 7356


                       At the Opening of Business on the
                     Initial Date of Deposit-April 24, 2018




                                                                                                  Percentage
                                                                                                  of             Cost of
                                                                                  Rating          Aggregate      Securities
Aggregate      Issue Represented by Sponsor's                                     (Unaudited)     Offering       to the
Principal      Contracts to Purchase Securities (1)(5)                            S&P (3)         Price          Trust (2) (4)
__________     _______________________________________                            ___________     __________     _____________

               INDUSTRIALS (8.88%):
$  225,000     Arconic Inc., Notes, 5.125%, Due 10/01/2024 (5) (6)                  BBB-             4.40%         $  231,732

   225,000     Oshkosh Corporation, Senior Notes, 5.375%,
                 Due 03/01/2025 (5) (6)                                             BBB              4.48%            235,688

               INFORMATION TECHNOLOGY (16.48%):
   225,000     Arrow Electronics, Inc., Notes, 4.00%, Due 04/01/2025 (5) (6)        BBB-             4.18%            219,773

   225,000     Broadcom Corporation, Senior Notes, 3.125%,
                 Due 01/15/2025 (5) (6)                                             BBB-             3.97%            209,207

   225,000     Seagate HDD Cayman, Senior Notes, 4.75%,
                 Due 01/01/2025 (5) +                                               BB+              4.18%            220,172

   225,000     Xerox Corporation, Senior Notes, 3.80%, Due 05/15/2024 (5)           BBB-             4.15%            218,214

               MATERIALS (8.37%):
   225,000     Fibria Overseas Finance Ltd., Notes, 4.00%, Due 01/14/2025 (6) +     BBB-             4.15%            218,250

   225,000     Methanex Corporation, Senior Notes, 4.25%,
                 Due 12/01/2024 (5) (6) +                                           BB+              4.22%            222,349

               REAL ESTATE (8.41%):
   225,000     Omega Healthcare Investors, Inc., Senior Notes, 5.25%,
                 Due 01/15/2026 (5) (6) (7)                                         BBB-             4.28%            225,524

   225,000     Select Income REIT, Senior Notes, 4.25%,
                 Due 05/15/2024 (5) (6) (7)                                         BBB-             4.13%            217,523
__________                                                                                         _______         __________
$5,280,000          Total Investments                                                              100.00%         $5,263,599
==========                                                                                         =======         ==========

__________________

See "Notes to Schedule of Investments" on page 9.

Page 8



                     NOTES TO SCHEDULE OF INVESTMENTS

(1) The percentages shown in the Schedule of Investments represent the percentage of net assets. All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 20, 2018, April 23, 2018 and April 24, 2018, and the Sponsor expects that any outstanding purchase contracts as of April 24, 2018 will settle on or prior to April 26, 2018. Corporate debt obligations of companies headquartered or incorporated outside of the United States comprise approximately 21.25% of the investments of the Trust (consisting of Brazil, 4.15%; Canada, 4.22%; Colombia, 4.62%; Germany, 4.08% and Ireland, 4.18%).

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the aggregate offering price of the Securities at the opening of business on the Initial Date of Deposit). The evaluation of the Securities at the opening of business on the Initial Date of Deposit has been determined by Securities Evaluations, Inc., an independent pricing agent. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $5,268,023 and $4,424, respectively. The cost of the Securities to the Sponsor may include the cost of and gain or loss on certain futures contracts entered into by the Sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the Securities to the extent the Sponsor entered into such contracts. The aggregate bid price of the Securities at the opening of business on the Initial Date of Deposit was $5,245,387 (unaudited).

(3) The ratings are by Standard & Poor's Financial Services LLC, a division of S&P Global Inc. ("S&P" or "Standard & Poor's") and are unaudited. Such ratings were obtained from an information reporting service other than S&P. "NR" indicates no rating by S&P. Such Securities may, however, be rated by another nationally recognized statistical rating organization. Securities rated below "BBB-" by S&P ("Below Investment Grade Securities") are regarded as having significant speculative characteristics with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. Within the universe of securities rated Below Investment Grade, securities rated "BB+" indicates the lowest degree of speculation while securities rated "C" indicates the highest degree of speculation. While such securities will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions. See "Risk Factors" for a discussion of the risks of investing in high-yield securities. "(e)" indicates an "Expected Rating" and is intended to anticipate Standard & Poor's forthcoming rating assignment. Expected Ratings are generated by Bloomberg Finance L.P. ("Bloomberg") based on sources it considers reliable or established Standard & Poor's rating practices. Expected Ratings exist only until Standard & Poor's assigns a rating to the issue. There is no guarantee that the ratings, when assigned, will not differ from those currently expected. See "Credit Rating Definitions."

(4) In accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("ASC 820"), "Fair Value Measurement," fair value is defined as the price that the Trust would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that may reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels: Level 1 which represents quoted prices in active markets for identical investments; Level 2 which represents fair value based on other significant observable inputs (including, quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are non-active, inputs other than quoted prices that are observable for the investment (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or inputs that are derived from or corroborated by observable market data by correlation or other means); and Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments). At the date of deposit, all of the Trust's investments are classified as Level 2; the valuation on the date of deposit was determined by the Evaluator using offering prices provided by third-party pricing services. The inputs used by these third party pricing services were based upon significant observable inputs, that included, but were not limited to, the items noted above.

Page 9


(5) Each Security has a "make whole" call option and is redeemable in whole or in part at any time, unless otherwise described below, at the option of the issuer, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a set premium to the then current applicable Treasury Rate, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption. To the extent that Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and Unit holders will receive a distribution of the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Securities are used to pay for Unit redemptions). Estimated Current Return and Estimated Long-Term Return may also be affected by such redemptions. Securities bearing this option within the Trust and their respective premiums to the applicable Treasury rate, if available, are as follows: Arconic Inc., 0.40% until 07/01/2024; Arrow Electronics, Inc., 0.35% until 01/01/2025; AutoNation, Inc., 0.35% until 07/01/2025; Block Financial LLC, 0.50% until 07/01/2025; Broadcom Corporation, 0.15% until 11/15/2024; Charter Communications Operating, LLC, 0.40% until 04/23/2025; Ecopetrol S.A., 0.45%; General Motors Financial Company, Inc., 0.35% until 04/13/2025; HCA Inc., 0.50%; Leucadia National Corporation, 0.45% until 01/18/2023; Macy's Retail Holdings, Inc., 0.25% until 06/01/2023; Methanex Corporation, 0.30% until 09/01/2024; Omega Healthcare Investors, Inc., 0.45% until 10/15/2025; Oshkosh Corporation, 0.50% until 03/01/2020; Plains All American Pipeline, L.P., 0.375% until 07/15/2025; Seagate HDD Cayman, 0.50%; Select Income REIT, 0.35% until 02/15/2024; Synchrony Financial, 0.35% until 04/24/2025;
Tapestry Inc., 0.35% until 01/01/2025; Williams Partners L.P., 0.30% until 06/15/2025 and Xerox Corporation, 0.20%.

(6)The following Securities are redeemable at any time after the dates listed below and at the prices listed below.

                                                             Date       Call Price
                                                          __________    __________
Arconic Inc............................................   07/01/2024     $100.00
Arrow Electronics, Inc.................................   01/01/2025     $100.00
AutoNation, Inc........................................   07/01/2025     $100.00
Block Financial LLC ...................................   07/01/2025     $100.00
Broadcom Corporation ..................................   11/15/2024     $100.00
Charter Communications Operating, LLC .................   04/23/2025     $100.00
Fibria Overseas Finance Ltd............................   11/14/2024     $100.00
General Motors Financial Company, Inc..................   04/13/2025     $100.00
Leucadia National Corporation .........................   01/18/2023     $100.00
Macy's Retail Holdings, Inc............................   06/01/2023     $100.00
Methanex Corporation ..................................   09/01/2024     $100.00
Omega Healthcare Investors, Inc........................   10/15/2025     $100.00
Oshkosh Corporation ...................................   03/01/2020     $102.69
Plains All American Pipeline, L.P......................   07/15/2025     $100.00
Select Income REIT ....................................   02/15/2024     $100.00
Synchrony Financial ...................................   04/24/2025     $100.00
Tapestry Inc...........................................   01/01/2025     $100.00
Williams Partners L.P..................................   06/15/2025     $100.00

(7) This Security represents the corporate bond of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 8.41% of the investments of the Trust.

(8) The coupon interest rate on this Security will increase by 0.25% for each rating downgrade below "BBB-" and/or "Baa3" by S&P and Moody's, respectively, capped at 1.00%. Thereafter, any credit rating upgrade by S&P and Moody's will reset the coupon interest rate on the Security to the rate applicable to that credit rating. If both S&P and Moody's cease to provide a rating for the Security, the interest rate on the Security will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the Security on the date of its issuance.

+ This Security represents the corporate debt obligation of a foreign company.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 7356, consists of a single portfolio known as Corporate High Income Portfolio, Series 26.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited corporate debt obligations and/or contracts for corporate debt obligations (including a letter of credit or the equivalent) with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or other similar event affecting the capital structure of the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will meet the requirements specified in the Indenture.

                         Portfolio

Objectives.

The Trust seeks to distribute high current monthly income and to preserve capital.

Corporate Bond Basics.

A corporate bond is a debt obligation issued by a corporation. Issuing bonds can be an alternative to offering equity ownership by issuing stock. Payments to bondholders have priority over payments to stockholders.

The Portfolio.

The Trust invests in a professionally selected portfolio of fixed-rate corporate bonds. The bonds selected for the Trust consist primarily of lower rated investment grade debt issues. Certain bonds held by the Trust may be rated as investment grade by only one of either Standard & Poor's or Moody's and either unrated or below investment grade by the other. A bond's rating is based upon an evaluation by a credit rating organization of the corporation's credit history and ability to repay obligations.

Yield Spread Comparison.

According to BofA Merrill Lynch, from February 2008 through February 2018, the yield premium of the BofA Merrill Lynch 5-7 Year BBB U.S. Corporate Index over the BofA Merrill Lynch 5-7 Year U.S. Treasury Index has fluctuated significantly and as of February 28, 2018, was approximately 1.15%. The BofA Merrill Lynch 5-7 Year BBB U.S. Corporate Index is an unmanaged index tracking U.S. dollar denominated BBB rated corporate debt with maturities between 5 and 7 years. The BofA Merrill Lynch 5-7 Year U.S. Treasury Index is an unmanaged index tracking U.S. Treasury securities with maturities between 5 and 7 years. Investors cannot invest directly in an index. The yield to worst of the indexes is for illustrative purposes only and should not be considered indicative of the yield of the Trust. Yield to worst is calculated by making worst-case scenario assumptions on an issue by calculating the returns that would be received if provisions, including prepayment, call or sinking fund, are used by the issuer. Past performance is no guarantee of future results and index performance is not indicative of any First Trust unit investment trust.

Securities Selection.

The corporate bonds were selected by our research department based on a number of factors including, but not limited to, a security's creditworthiness and valuation. Creditworthiness is assessed on the evaluation of fundamental characteristics of the issuer as well as industry specific and geographic risk. Credit ratings and financial outlooks are also considered. Factors considered at the security level include the analysis of the issuer's capital structure, the subordination of the security, the coupon type, liquidity and the amount of an issue outstanding. These factors in combination with the duration, yield, price, call features and maturity dates result in an overall determination of relative value.

There is no assurance that the objectives of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                     Estimated Returns

The Estimated Current and Long-Term Returns set forth in the "Summary of Essential Information" are estimates and are designed to be comparative rather than predictive. We cannot predict your actual return, which will vary with Unit price, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions with respect to when the Securities pay interest and when distributions are paid by the Trust. Estimated Current Return equals the estimated annual interest income to be received from the Securities less estimated annual Trust expenses, divided by the Public Offering Price per Unit (which includes the sales charge). Estimated Long-Term Return is a measure of the estimated return over the estimated average life of the Trust and is calculated using a formula which (1) factors in the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities, and (2) takes into account a compounding factor, the sales charge and expenses. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the Securities in the Trust. We will provide you with estimated cash flows for the Trust at no charge upon your request.

   Weighted Average Modified Duration of the Securities

The Weighted Average Modified Duration of the Securities in the Trust as of the business day before the Initial Date of Deposit is set forth in the "Summary of Essential Information." Modified duration is a calculation that expresses the measurable change in the value of a security in response to a change in interest rates. Modified duration follows the concept that interest rates and bond prices move in opposite directions. This formula is used to determine the effect that a 1% change in interest rates might have on the price of a bond. For example, if a portfolio has a duration of 3 years then that portfolio's value is estimated to decline approximately 3% for each 1% increase in interest rates or rise approximately 3% for each 1% decrease in interest rates. Weighted Average Modified Duration of the Securities will vary with changes in the value and yield of the Securities and with the default, redemption, maturity, exchange, sale or other liquidation of Securities. The Weighted Average Modified Duration of the Securities set forth in the "Summary of Essential Information" relates only to the Securities in the Trust and not to the Trust itself or Units. Weighted Average Modified Duration of Securities does not account for the Trust sales charge or expenses and is not intended to predict or guarantee future performance of the Securities or the Trust.

                       Risk Factors

Price Volatility. The Trust invests in corporate debt obligations. The value of the Trust's Units will fluctuate with changes in the value of these securities. Corporate bond prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant market for corporate debt obligations, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, corporate bond prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Securities will be able to satisfy their interest payment obligations to the Trust over the life of the Trust.

Current Economic Conditions. The global economy continues to experience moderate growth. Most developed and developing economies are continuing to manage against the lingering effects of the financial crisis which began in 2007, navigating the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, unemployment and a continued financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenging, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have declined in recent years, driven by modest global demand and the effects of technology on production, distribution and usage. Global demand remains modest reflecting economic recovery in progress around the globe.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and the return of a Republican-controlled Congress could result in significant changes to governmental policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, the U.S. Federal Reserve has started to increase interest rates and there is no way to predict how quickly interest rates will rise in the future. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Corporate Bonds. Corporate bonds, which are debt instruments issued by corporations to raise capital, have priority over preferred securities and common stock in a company's capital structure, but may be subordinated to an issuer's other debt instruments. The financial markets, including those for corporate bonds, have recently experienced periods of extreme illiquidity and volatility. Due to these significant difficulties in the financial markets, there can be substantial uncertainty in assessing the value of an issuer's assets or the extent of its obligations. For these or other reasons, the ratings of the bonds in the Trust's portfolio may not accurately reflect the current financial condition or prospects of the issuers of the bonds. In addition, the financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units.


High-Yield Securities. Certain of the Securities held by the Trust, representing 34.75% of the Trust's portfolio on the Initial Date of Deposit, are rated below investment grade by one of more rating agencies (high-yield securities or "junk" bonds). High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

REITs. Certain of the Securities held by the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Market Risk. Market risk is the risk that the value of the Securities held by the Trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Securities' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.

Interest Rate Risk. Interest rate risk is the risk that the value of the Securities will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. If an issuer calls a bond, the Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal in another investment with as high a yield. A bond's call price could be less than the price the Trust paid for the bond and could be below the bond's par value. This means you could receive less than the amount you paid for your Units. The Trust contains bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust. If enough bonds in the Trust are called, the Trust could terminate early.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

Liquidity Risk. Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Event Risk. Event risk is the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers or similar events financed by increased debt. As a result of the added debt, the credit quality and market value of an issuer's bonds may decline significantly.

Market Discount. Certain of the Securities held by the Trust may have current market values which are below the principal value of such Securities on the Initial Date of Deposit. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the Trust is not actively managed, the Trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

On sale or redemption, Unit holders may receive ordinary income dividends from the Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.


Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic corporate debt obligations. Risks of foreign corporate debt obligations include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

Emerging Markets. Certain of the Securities held by the Trust are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.


Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies.

Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation Risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on the Securities. In addition, litigation regarding any of the issuers of the Securities or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

             Portfolio Securities Descriptions

Set forth below are descriptions of the issuers of the Securities or the parent company of the issuers of the Securities.


Consumer Discretionary
______________________

AutoNation, Inc., headquartered in Fort Lauderdale, Florida, retails, finances and services new and used vehicles. The company also provides other related products and services, such as the sale of parts and accessories, extended service contracts, insurance products and other aftermarket products, and collision repair services.

Charter Communications, Inc., headquartered in Stamford, Connecticut, is a cable operator in the United States. The company also offers broadband communications for residential and commercial customers.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting and consulting services to business clients.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores under the brand names "Macy's," "Bloomingdale's" and "bluemercury." The company offers a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods.

Tapestry Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories under the brand names "Coach," "Kate Spade" and "Stuart Weitzman." Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Energy
______

Ecopetrol S.A. (ADR), headquartered in Bogota, Colombia, engages primarily in the exploration, production, refining, transportation and commercialization of crude oil and gas in The Gulf Coast and South America.

Plains All American Pipeline, L.P., headquartered in Houston, Texas, together with its subsidiaries, owns and operates a network of pipeline transportation, storage and gathering assets in crude oil and natural gas liquid producing basins. The company also provides logistics services for crude oil, natural gas liquids, natural gas and refined products.

The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas and petrochemical products. The company also provides a variety of other products and services to the energy industry.

Financials
__________

Citigroup Inc., headquartered in New York, New York, is a diversified financial services holding company. The company offers consumer banking and credit, corporate and investment banking, securities brokerage, wealth management and transaction services to consumers, corporations, governments and institutions worldwide.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Leucadia National Corporation, headquartered in New York, New York, is a diversified holding company. The company is focused on return on investment and long-term value creation, therefore the mix of businesses and investments changes frequently.

Synchrony Financial, headquartered in Stamford, Connecticut, operates as a consumer financial services company. The company offers a range of credit products with programs established for a diverse group of national and regional retailers, local merchants and manufacturers, industry associations and health care service providers.

Health Care
___________

HCA Holdings, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages, or operates hospitals, freestanding surgery centers, diagnostic and imaging centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers, and various other facilities.

Industrials
___________

Arconic Inc., headquartered in New York, New York, is a metals engineering and manufacturing company. The company's products are used worldwide in aerospace, automotive, packaging, consumer electronics, commercial transportation, building and construction, and industrial applications.

Oshkosh Corporation, headquartered in Oshkosh, Wisconsin, is a diversified manufacturer of specialty trucks and truck bodies for the concrete placement, refuse hauling, fire and emergency, and defense markets.

Information Technology
______________________

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a technology company. The company provides electronic components and enterprise computing solutions to industrial and commercial customers through a global distribution network.

Broadcom Inc., headquartered in San Jose, California, is a semiconductor manufacturer. The company's product portfolio serves multiple applications within various communication and industrial markets.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Xerox Corporation, headquartered in Norwalk, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.

Materials
_________

Fibria Celulose S.A. (ADR), headquartered in Sao Paulo, Brazil, engages in the production and distribution of pulp and paper products in Brazil and internationally.

Methanex Corporation, headquartered in Vancouver, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and in other consumer products.

Real Estate
___________

Omega Healthcare Investors, Inc., headquartered in Hunt Valley, Maryland, is a real estate investment trust that invests in income-producing health care facilities, principally those that provide long-term care.

Select Income REIT, headquartered in Newton, Massachusetts, is a real estate investment trust that invests primarily in net leased, single-tenant properties.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Interest and Principal Accounts of the Trust;

- Net interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement; and

- The sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the offering prices of the Securities, changes in the value of the Interest and/or Principal Accounts and the accrual of interest on the Securities.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Cash which comprises the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Securities generally is paid semi-annually, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest included in your purchase price on the next Distribution Date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($1,000 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Sales Charge.

Initial Offering Period. The maximum sales charge during the initial offering period equals 2.50% of the Public Offering Price, less cash deposited to pay the Trust's organization costs (equivalent to 2.564% of the net amount invested).

Secondary Market. The maximum sales charge during the secondary market is determined based upon the number of years remaining to the maturity of each Security in the Trust, but in no event will the secondary market sales charge exceed 3.75% of the Public Offering Price (equivalent to 3.896% of the net amount invested). For purposes of computation, Securities will be deemed to mature either on their expressed maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date; or (b) such Securities are subject to a "mandatory tender." The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the Securities, in accordance with the following schedule:

                                          Secondary
                                          Market
Years to Maturity                         Sales Charge
______________________________________________________
Less than 3                                1.50%
3 but less than 6                          2.25%
6 but less than 9                          2.75%
9 but less than 12                         3.25%
12 or more                                 3.75%

Discounts for Certain Persons.

The maximum sales charge is 2.50% per Unit and the maximum dealer concession is 1.60% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will purchase Units subject to a sales charge of 0.60% of the Public Offering Price (equivalent to 0.604% of the net amount invested). These Units will be designated as Fee Account Units and assigned a Fee Account CUSIP Number. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined by the Evaluator as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Securities on the offering side of the market by appraisal; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities in the Trust will be determined as set forth above, except that bid prices are used instead of offering prices when necessary. The offering price of the Securities may be expected to be greater than the bid price by approximately 1-3% of the aggregate principal amount of such Securities.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 1.60% per Unit during the Initial Offering Period (80% of the maximum sales charge for secondary market sales), but will not receive a concession or agency commission on the sale of Fee Account Units.

Underwriters other than the Sponsor will sell Units to other broker-dealer and selling agents (including the Sponsor) at the Public Offering Price less a concession or agency commission not in excess of a maximum concession of 1.70%.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                              Additional
(in millions)                            Concession
___________________________________________________
$25 but less than $100                       0.035%
$100 but less than $150                      0.050%
$150 but less than $250                      0.075%
$250 but less than $1,000                    0.100%
$1,000 but less than $5,000                  0.100%
$5,000 but less than $7,500                  0.100%
$7,500 or more                               0.100%


Dealers and other selling agents will not receive a concession on the sale of Fee Account Units, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                 Underwriting Concessions

The Agreement Among Underwriters provides that a public offering of the Units of each Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Distribution of Units."

The Sponsor will sell Units of the Trust to Underwriters on the Initial Date of Deposit at the Public Offering Price per Unit less a concession of 1.85% per Unit underwritten, based on a minimum underwriting of 1,000 Units. Underwriting concessions also apply on a dollar basis using a $1,000 Unit equivalent and will be applied on whichever basis is more favorable to the Underwriter. In addition, Underwriters that underwrite at least 3,000 Units will receive a volume concession of up to 0.100% on the Units actually underwritten, but are not eligible to receive the volume concession as described in "Distribution of Units."

In addition to any other benefits that the Underwriters may realize from the sale of the Units of the Trust, the Agreement Among Underwriters provides that the Sponsor will share with the other Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the Aggregate Offering Price thereof on the Initial Date of Deposit, less a charge for acquiring the Securities in the portfolio and for the Sponsor maintaining a secondary market for the Units.

                       Underwriting


                                              Number
Name and Address                              of Units
______________________________________________________

UNDERWRITER:
Hilltop Securities Inc.                         5,280
  1201 Elm Street, Suite 3500
  Dallas, Texas 75270
                                                _____
                                                5,280
                                                =====


                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Interest Account if funds are available, and then from the Principal Account. The Interest and Principal Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. In addition, the Portfolio Supervisor may, at its own expense, employ one or more sub-Portfolio Supervisors to assist in providing services to the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Interest or Principal Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Interest and Principal Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

The Trust may be required to recognize income on some of its investments without receiving cash in exchange for the investments. The Trust would still be required to make distributions to maintain its RIC status, so depending upon the circumstances, some assets of the Trust may need to be sold to fund the required distributions.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Non-U.S. Investors.

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), subject to applicable tax treaties, distributions from the Trust will generally be characterized as dividends for U.S. federal income tax purposes (other than capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes. Except as described below, distributions received by a non-U.S. investor from the Trust as capital gain dividends may not be subject to U.S. federal income taxes. Distributions from the Trust that are attributable to certain interest income or certain net short-term capital gain income recognized by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain non-U.S. investors. However, the qualification for those exclusions may not be known at the time of the distribution.

A separate U.S. withholding tax may apply in the case of distributions to, or dispositions after December 31, 2018 by, (i) certain non-U.S. financial institutions that have not agreed to collect and disclose certain account holder information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in these plans, you should consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Interest Account and Principal Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any interest received on the Trust's Securities to the Interest Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute to Unit holders of record on the next and each following Distribution Record Date an amount of income substantially equal to their pro rata share of the balance of the Interest Account calculated on the basis of the interest accrued per Unit on the Securities from and including the preceding Distribution Record Date, after deducting estimated expenses. See "Summary of Essential Information" for the Trust. The amount of the initial distribution of income from the Interest Account will be prorated based on the number of days in the first payment period. Because interest is not received by the Trust at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution Record Date. In order to minimize fluctuations in distributions, the Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the Interest Account at the next Distribution Record Date to the extent funds available exceed the amount required for distribution. The Trustee will distribute capital from the Principal Account on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per Unit. However, amounts in the Principal Account from the sale of Securities designated to meet redemptions of Units or pay expenses will not be distributed. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Interest or Principal Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Interest Account if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. accrued interest on the Securities; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Securities;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Securities has been instituted;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- Such Securities are the subject of an advanced refunding;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company;"

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust which;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security. In that regard, we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchanged securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate upon the redemption, sale or other disposition of the last Security held in the Trust, but in no case later than the Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated prior to the Termination Date:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Termination Date.

The Trustee will notify you of any termination prior to the Termination Date. You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts, within a reasonable time after the Trust is terminated. The sale of Securities upon termination may result in a lower sales price than might otherwise be realized if the sale were not required at that time. For this reason, among others, the amount realized by a Unit holder upon termination may be less than the principal amount of Securities per Unit or value at the time of purchase. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

               Information on the Sponsor,
                   Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $390 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2017, the total partners' capital of First Trust
Portfolios L.P. was $31,936,466.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                           Credit Rating Definitions*

                      * As published by Standard & Poor's.

Standard & Poor's.

A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days-including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings.

Issue credit ratings are based, in varying degrees, on the following considerations:

1. Likelihood of payment: capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2. Nature of and provisions of the obligation, and the promise we impute;

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A   An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B   An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC An obligation rated "CC" is currently highly vulnerable to nonpayment. The "CC" rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.

C   An obligation rated "C" is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D   An obligation rated "D" is in default or in breach of an imputed promise. For non-hybrid capital instruments, the "D" rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to "D" if it is subject to a distressed exchange offer.

Plus(+) or Minus(-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Expected Ratings are designated on the "Schedule of Investments" by an "(e)" after the rating code. Expected Ratings are intended to anticipate S&P's forthcoming rating assignments. Expected Ratings are generated by Bloomberg based on sources it considers reliable or established S&P rating practices. Expected Ratings exist only until S&P assigns a rating to the issue.

"NR" indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Disclaimer Notice. This may contain information obtained from third parties, including ratings from credit ratings agencies such as Standard & Poor's. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE.THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice.

                  This page is intentionally left blank.

Page 31


                              First Trust(R)

                Corporate High Income Portfolio, Series 26
                                  FT 7356

                                 Sponsor:

                        First Trust Portfolios L.P.
                        Member SIPC o Member FINRA
                          120 East Liberty Drive
                          Wheaton, Illinois 60187
                               800-621-1675

                                 Trustee:

                        The Bank of New York Mellon
                            101 Barclay Street
                         New York, New York 10286
                               800-813-3074
                           24-Hour Pricing Line:
                               800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             - Securities Act of 1933 (file no. 333-223981) and

             - Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                  To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                              April 24, 2018


            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                              First Trust(R)

                               The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 7356 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 24, 2018. Capitalized terms have been defined in the prospectus.


                             Table of Contents

Risk Factors
   Securities                                                   1
   High-Yield Securities                                        3
   REITs                                                        4
   Foreign Issuers                                              5
   Emerging Markets                                             6
   Small and/or Mid Capitalization Companies                    7

Risk Factors

Securities. The Trust may consist of Securities which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the Securities and the value of the underlying Trust portfolio being reduced.

Certain of the Securities held by the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount Securities at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued comparable Securities increase, the market discount of previously issued Securities will become greater, and if such interest rates for newly issued comparable Securities decline, the market discount of previously issued Securities will be reduced, other things being equal.

Investors should also note that the value of Securities purchased at a market discount will increase in value faster than Securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Securities purchased at a market discount will decrease faster than Securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount Securities will be reduced. A discount Security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable Security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities held by the Trust may be original issue discount Securities or zero coupon Securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status" in the prospectus. The current value of an original discount Security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon Securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the Securities held by the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium Securities at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable Securities decrease, the market premium of previously issued Securities will be increased, and if such interest rates for newly issued comparable Securities increase, the market premium of previously issued Securities will be reduced, other things being equal. The current returns of Securities trading at a market premium are initially higher than the current returns of comparable Securities of a similar type issued at currently prevailing interest rates because premium Securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium Security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. To the extent that the Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium Securities generally pay a higher rate of interest than Securities priced at or below par, the effect of the redemption of premium Securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such Securities bears to the total par amount of Securities in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Securities are eligible for redemption.

Because certain of the Securities may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. Certain of the Securities contained in the Trust may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A Security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a Security issue is redeemed, at or before maturity, by the proceeds of a new Security issue. A Security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Securities are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Securities delivered to the Trustee represent obligations by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trust. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities of the Trust relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in the section entitled "Schedule of Investments" in the prospectus. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit the Trust are subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities or replacement Securities are not acquired by the Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return shown in the prospectus may be reduced.

High-Yield Securities. An investment in Units of the Trust should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. Securities such as the Securities included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Trust in payment under the defaulted security may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Emerging Markets. An investment in Units of the Trust should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.


Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

                       CONTENTS OF REGISTRATION STATEMENT

A.    Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits

                                      S-1

                                   SIGNATURES

      The Registrant, FT 7356, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039; FT 5415 and FT 7256 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 7356, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 24, 2018.

                                    FT 7356

                                    By    FIRST TRUST PORTFOLIOS L.P.
                                          Depositor


                                    By    Elizabeth H. Bull
                                          Senior Vice President

                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

     Name                 Title*                        Date

James A. Bowen       Director of The Charger     ) April 24, 2018
                     Corporation, the General    )
                     Partner of First Trust      )
                     Portfolios L.P.             )
                                                 )
                                                 ) Elizabeth H. Bull
                                                 ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 1 to Registration Statement No. 333-223981 on Form S-6 of our report dated April 24, 2018, relating to the financial statement of FT 7356, comprising Corporate High Income Portfolio, Series 26, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 24, 2018

                                      S-4

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in their respective opinion to be filed as Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                      CONSENT OF INDEPENDENT PRICING AGENT

      The consent of Securities Evaluations, Inc. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 906 and certain subsequent Series, effective October 19, 2004 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-119726] filed on behalf of FT 906).

1.1.1 Form of Trust Agreement for FT 7356, effective April 24, 2018, among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Master Agreement Among Underwriters (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-157167] filed on behalf of The First Trust Combined Series 283).

                                      S-6


2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1       Opinion of counsel as to legality of securities being registered.

4.1       Consent of First Trust Advisors L.P.

4.2       Consent of Securities Evaluations, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                      S-7